Exhibit 99.1

ATA Creativity Global Reports 2019 Third Quarter Financial Results, Delivered Credit Hour Growth of 16.1% Year over Year

Conference Call on Thursday, November 14, 2019, at 8 p.m. ET with Accompanying Investor Presentation

Beijing, China, November 14, 2019 (NY) / November 15, 2019 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), a company focused on providing students with quality educational experiences and services in China and abroad, today announced preliminary unaudited financial results for the three months ended September 30, 2019.

2019 Third Quarter and Subsequent Operating Highlights and Certain Events

•

On August 6, 2019, the Company announced that it had closed the acquisition of 87.46% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. (“Huanqiuyimeng”), a leading provider of educational services for students in China interested in applying for overseas art study. On the same day, control of Huanqiuyimeng transitioned to ACG. On October 17, 2019, the Company announced that it had closed the acquisition of the remaining 12.54% equity interest in Huanqiuyimeng. As a result, Huanqiuyimeng is now a wholly owned subsidiary of ACG. Details of the Huanqiuyimeng acquisition can be found in the Forms 6-K filed by ACG on August 6, 2019, and October 17, 2019.

•

At the Annual General Meeting of Shareholders held on September 12, 2019, shareholders approved the change of the Company’s name to ATA Creativity Global. The Company’s stock ticker symbol also changed to “AACG” with its American Depositary Shares commencing trading under the new symbol as of market open on October 17, 2019. These changes mark a new beginning for the Company with its recent acquisition of Huanqiuyimeng.

•

For the period beginning August 6, 2019, when control of Huanqiuyimeng transitioned to ACG, to September 30, 2019 (the “Partial Third Quarter Period”), student enrollment was 838, of which 550 were enrolled in the Portfolio Training Program (as defined below). Approximately 35,000 credit hours (i.e., the standard unit measuring educational credit for the Portfolio Training Program; each credit hour roughly equals to one hour of time committed) were delivered during the Partial Third Quarter Period.

•	Net revenues of RMB42.4 million (US$5.9 million), driven by revenue contributions from Huanqiuyimeng’s portfolio training and other education services businesses
•	Net loss from continuing operations attributable to ACG of RMB24.4 million (US$3.4 million), compared to RMB8.9 million in the prior-year period, due to increased operating expenses
•	RMB105.1 million (US$14.7 million) in cash and cash equivalents as of September 30, 2019

Management Commentary

Mr. Kevin Ma, Chairman and CEO, stated, “We are pleased that Huanqiuyimeng is now a wholly owned subsidiary of ATA Creativity Global, our Company’s new name that reflects the direction in which we are heading. Our third quarter 2019 results incorporate about two months of operating and financial results from Huanqiuyimeng. The acquisition of Huanqiuyimeng marks the first major step forward in our long-term strategy of becoming a leading international education service provider with a special focus on the rapidly expanding art and creativity education market. Huanqiuyimeng has earned its reputation for excellence in this particular area, and we look forward to serving more students all over China who are passionate about pursuing a future in art and other creative fields.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “In the fourth quarter of 2019, we are focused on integrating Huanqiuyimeng operations and personnel into the listed company (i.e., ACG) with a goal of accelerating enrollment in 2020. We continue working closely with Huanqiuyimeng management on prioritizing growth initiatives and look forward to using our resources to help Huanqiuyimeng efficiently scale its operations through geographic expansion, new product offerings, and new partnerships. We are well positioned to take advantage of the growing demand from Chinese students and young professionals focused on art and creative fields, as well as overseas educational experiences.”

Operating Review

Enrollment Update

Please note that the following information reflects enrollment information for the Partial Third Quarter Period beginning from August 6, 2019, to September 30, 2019, as control of Huanqiuyimeng transitioned to ACG on August 6, 2019.

Huanqiuyimeng student enrollment for the Partial Third Quarter Period was 838, of which 550 were enrolled in the portfolio training program, Huanqiuyimeng’s main line of business that primarily consists of one-on-one training for students focused in arts and creative studies (the “Portfolio Training Program”). The Portfolio Training Program consists of time-based programs, for which revenue is recognized per credit hour delivered, and project-based programs, for which projects are carried out through the delivery of credit hours but revenue is recognized per project milestone completed within the contract term. Students who elect the time-based program enroll in a certain number of consulting/training hours over the contract term, whereas students who elect the project-based program have no consulting/training hour constraint over the contract term but will be guided through a certain number of projects needed to complete a portfolio, which will be predetermined and agreed upon the signing of a contract. Under project-based programs, the number of credit hours required to complete a project may vary depending on the background and requirements of the students.

During the Partial Third Quarter, 288 students were enrolled in Huanqiuyimeng’s other programs, which mainly consist of educational travel and language preparation programs.

A total of 34,988 credit hours were delivered during the Partial Third Quarter Period, of which 22,708 credit hours were delivered for time-based programs and 12,280 credit hours were delivered for project-based programs.

The following is a summary of the credit hours delivered for the Portfolio Training Program, for the period beginning August 6, 2019, to September 30, 2019, compared to those for the prior-year period:

	Aug. 6, 2019 – Sept. 30, 2019	Aug. 6, 2018 – Sept. 30, 2018	% Growth
	No. of Credit Hours	No. of Credit Hours

Time-based Program	22,708	25,336	(10.4%)
Project-based Program	12,280	4,798	155.9%

Total	34,988	30,134	16.1%

2019 Third Quarter Financial Review

Note: Impact of Huanqiuyimeng Acquisition on and Certain Adjustments to the Company’s Financial Statements

Following the completion of the acquisition whereby Huanqiuyimeng became a wholly owned subsidiary of the Company, the financial results presented in this press release incorporate financial contributions from Huanqiuyimeng for the Partial Third Quarter Period.

Certain line items in the condensed consolidated statements of comprehensive income (loss) for the three months and nine months ended September 30, 2018, in this press release have been revised as a result of adjustments made in the Company’s annual report for the fiscal year ended December 31, 2018. These revisions were mainly made pursuant to the accounting treatment of discontinued operations, under which the Company accounted for the sale of business of ATA Online (Beijing) Education Technology Co., Ltd, or ATA Online, a former subsidiary of the Company. The income from discontinued operations, net of income taxes, recorded in the three months ended September 30, 2019, was to account for the contingencies that arose pursuant to terms in the sale of business of ATA Online.

GAAP Results

ACG’s total net revenues for the third quarter of 2019 were RMB42.4 million (US$5.9 million), compared to RMB1.0 million in the prior-year period, driven primarily by revenue contributions from the recently completed acquisition of Huanqiuyimeng. Revenues from the portfolio training segment were RMB29.3 million, or 69.0% of total net revenues, during the period. Revenues from the other education services segment and K-12 business were RMB13.1 million, or 31.0% of total net revenues.

Gross profit for the third quarter of 2019 was RMB16.6 million (US$2.3 million), compared to gross loss of RMB0.5 million in the prior-year period. Gross margin was 39.1% during the period, compared to negative gross margin of 46.0% in the prior-year period, prior to the acquisition of Huanqiuyimeng.

Total operating expenses for the third quarter of 2019 were RMB41.0 million (US$5.7 million), compared to RMB11.4 million in the prior-year period, primarily due to increased selling, general and administrative (SG&A) expenses of RMB26.8 million related to the newly acquired Huanqiuyimeng operations. The Company also incurred increased operating expense, which primarily consisted of professional and consulting fees of RMB1.5 million related to the acquisition of Huanqiuyimeng as well as higher share-based compensation expense of RMB1.8 million related to new options granted during the period.

Loss from continuing operations for the third quarter of 2019 was RMB24.3 million (US$3.4 million), compared to RMB10.9 million in the prior-year period as a result of the increased operating expenses mentioned above.

Net loss from continuing operations attributable to ACG for the third quarter of 2019 was RMB24.4 million (US$3.4 million), compared to RMB8.9 million in the prior-year period.

For the three months ended September 30, 2019, basic and diluted losses from continuing operations per common share attributable to ACG were both RMB0.49 (US$0.07), compared to RMB0.52 for the prior-year period. Basic and diluted losses from continuing operations per ADS attributable to ACG were both RMB0.98 (US$0.14), compared to RMB1.04 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for the third quarter of 2019, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB22.5 million (US$3.1 million), compared to adjusted net income of RMB1.0 billion in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the third quarter of 2019, were both RMB0.46 (US$0.06). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for the third quarter of 2019 were both RMB0.92 (US$0.12), compared to basic and diluted earnings per ADS attributable to ACG (non-GAAP) of RMB44.00 in the prior-year period.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for the third quarter ended September 30, 2019, was 26.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2019, ACG’s cash and cash equivalents were RMB105.1 million (US$14.7 million), working capital deficit was RMB141.0 million (US$19.7 million), and total shareholders’ equity was RMB309.9 million (US$43.4 million); compared to RMB190.6 million, working capital of RMB193.6 million, and RMB276.2 million, respectively, as of December 31, 2018.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8 p.m. Eastern Time on Thursday, November 14, 2019, during which management will discuss the results of the quarter ended September 30, 2019. Investors are welcome to send any questions in advance of the conference call either through the webcast portal or via email to the Company’s contacts listed below.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	76809102

A live webcast of the conference call can be accessed at the investor relations section of ACG’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/32208.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ACG’s website. To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ACG’s website and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is focused on providing quality educational experiences and services for students throughout China and abroad. ACG aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s strategy of becoming a leading international education service provider; ACG’s plans for mergers and acquisitions generally; ACG’s plan and anticipated benefits to develop international education services and carry out new business; intended benefits of ACG’s acquisition of Huanqiuyimeng; the market potential of international art and creativity education; ACG’s plan for geographic expansion, new product offerings and new partnerships; the ability of ACG and Huanqiuyimeng to cooperate and integrate effectively; and ACG’s growth strategy and subsequent business activities.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to integrate the acquired business, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2018, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2018.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended September 30, 2019, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB7.1477 to US$1.00, the noon buying rate as of September 30, 2019, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	190,586,342	105,100,214	14,704,061
Accounts receivable, net	439,783	879,279	123,016
Prepaid expenses and other current assets	7,836,092	33,927,390	4,746,616
Loan receivable	14,532,685	15,751,832	2,203,762
Total current assets	213,394,902	155,658,715	21,777,455

Long-term investments	66,390,898	66,621,699	9,320,718
Goodwill	—	237,325,488	33,203,057
Property and equipment, net	37,430,741	42,933,839	6,006,665
Intangible assets, net	17,122,578	154,718,798	21,645,956
Right-of-use assets	—	36,543,284	5,112,593
Deferred income tax assets	—	1,030,738	144,206
Other non-current assets	799,652	4,598,474	643,350
Total assets	335,138,771	699,431,035	97,854,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	18,111,939	37,888,563	5,300,804
Short-term loan	—	4,991,000	698,267
Purchase consideration payable	—	19,642,082	2,748,028
Lease liabilities-current	—	19,761,001	2,764,666
Deferred revenues	1,633,976	214,418,771	29,998,289
Total current liabilities	19,745,915	296,701,417	41,510,054

Other non-current liabilities	—	11,053,791	1,546,482
Deferred income tax liabilities	—	37,738,982	5,279,878
Total liabilities	19,745,915	345,494,190	48,336,414

Mezzanine equity-redeemable non-controlling interests	39,208,619	44,031,794	6,160,274

Shareholders’ equity:
Common shares	3,534,871	4,290,814	600,307
Treasury shares	(27,737,073)	(27,737,073)	(3,880,559)
Additional paid-in capital	410,195,990	491,028,196	68,697,371
Accumulated other comprehensive loss	(38,288,364)	(36,391,218)	(5,091,319)
Retained earnings (accumulated deficit)	(71,888,585)	(126,712,456)	(17,727,724)
Total shareholders’ equity attributable to ACG	275,816,839	304,478,263	42,598,076
Non-redeemable non-controlling interests	367,398	5,426,788	759,236
Total shareholders’ equity	276,184,237	309,905,051	43,357,312
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	335,138,771	699,431,035	97,854,000

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	1,008,018	42,417,782	5,934,466
Cost of revenues	1,471,567	25,830,568	3,613,829
Gross profit (loss)	(463,549)	16,587,214	2,320,637

Operating expenses:
Research and development	3,912,298	2,993,183	418,762
Sales and marketing	1,396,596	14,024,707	1,962,129
General and administrative	6,099,254	23,981,216	3,355,095
Total operating expenses	11,408,148	40,999,106	5,735,986
Other operating income, net	961,613	105,184	14,716
Loss from continuing operations	(10,910,084)	(24,306,708)	(3,400,633)

Other income (expense):
Investment loss	—	(7,850)	(1,098)
Impairment loss from investment	—	(5,919,198)	(828,126)
Interest income, net of interest expenses	634,102	504,420	70,571
Foreign currency exchange gain (loss), net	572,019	(35,926)	(5,026)
Loss from continuing operations before income taxes	(9,703,963)	(29,765,262)	(4,164,312)
Income tax expense (benefit)	—	(2,317,889)	(324,285)
Loss from continuing operations, net of income taxes	(9,703,963)	(27,447,373)	(3,840,027)

Discontinued operations:
Income from discontinued operations, net of income taxes	1,024,563,840	—	—
Net income (loss)	1,014,859,877	(27,447,373)	(3,840,027)
Net loss attributable to redeemable non-controlling interests from continuing operations	(760,628)	(832,022)	(116,404)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	(2,210,921)	(309,319)
Net income attributable to non-redeemable non-controlling interests from discontinued operations	174,113	—	—
Net income (loss) attributable to ACG	1,015,446,392	(24,404,430)	(3,414,304)
Net loss from continuing operations attributable to ACG	(8,943,335)	(24,404,430)	(3,414,304)
Net income from discontinued operations attributable to ACG	1,024,389,727	—	—

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(11,041,461)	1,767,000	247,212
Comprehensive income (loss) attributable to ACG	1,004,404,931	(22,637,430)	(3,167,092)

Basic and diluted earnings (losses) per common share attributable to ACG	21.85	(0.49)	(0.07)
Basic and diluted earnings (losses) per ADS attributable to ACG	43.70	(0.98)	(0.14)
Basic and diluted losses from continuing operations per common share attributable to ACG	(0.52)	(0.49)	(0.07)
Basic and diluted earnings from discontinued operations per common share attributable to ACG	22.37	—	—
Basic and diluted losses from continuing operations per ADS attributable to ACG	(1.04)	(0.98)	(0.14)
Basic and diluted earnings from discontinued operations per ADS attributable to ACG	44.74	—	—

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2018	2019	2019
	RMB	RMB	USD
Net revenues	1,149,441	45,400,375	6,351,746
Cost of revenues	4,042,455	28,429,582	3,977,445
Gross profit (loss)	(2,893,014)	16,970,793	2,374,301

Operating expenses:
Research and development	12,473,241	9,354,972	1,308,809
Sales and marketing	3,671,177	17,203,718	2,406,889
General and administrative	30,744,473	50,870,428	7,117,035
Total operating expenses	46,888,891	77,429,118	10,832,733
Other operating income, net	2,814,544	562,085	78,639
Loss from continuing operations	(46,967,361)	(59,896,240)	(8,379,793)

Other income (expense):
Investment income	—	(7,850)	(1,098)
Impairment loss from investment	—	(5,919,198)	(828,126)
Change in fair value of long-term investment	2,750,000	—	—
Interest income, net of interest expenses	1,086,783	2,604,551	364,390
Foreign currency exchange gain (loss), net	990,459	(21,174)	(2,962)
Loss from continuing operations before income taxes	(42,140,119)	(63,239,911)	(8,847,589)
Income tax expense (benefit)	—	(2,317,889)	(324,285)
Loss from continuing operations, net of income taxes	(42,140,119)	(60,922,022)	(8,523,304)

Discontinued operations:
Income from discontinued operations, net of income taxes	918,654,979	4,894,198	684,723
Net income (loss)	876,514,860	(56,027,824)	(7,838,581)
Net loss attributable to redeemable non-controlling interests from continuing operations	(2,237,364)	(1,928,861)	(269,858)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	(3,527,129)	(493,463)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(10,608)	—	—
Net income (loss) attributable to ACG	878,762,832	(50,571,834)	(7,075,260)
Net loss from continuing operations attributable to ACG	(39,902,755)	(55,466,032)	(7,759,983)
Net income from discontinued operations attributable to ACG	918,665,587	4,894,198	684,723
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(11,282,972)	1,897,146	265,420
Comprehensive income (loss) attributable to ACG	867,479,860	(48,674,688)	(6,809,840)

Basic and diluted earnings (losses) per common share attributable to ACG	18.80	(1.12)	(0.16)
Basic and diluted earnings (losses) per ADS attributable to ACG	37.60	(2.24)	(0.32)
Basic and diluted losses from continuing operations per common share attributable to ACG	(1.26)	(1.22)	(0.17)
Basic and diluted earnings from discontinued operations per common share attributable to ACG	20.06	0.10	0.01
Basic and diluted losses from continuing operations per ADS attributable to ACG	(2.52)	(2.44)	(0.34)
Basic and diluted earnings from discontinued operations per ADS attributable to ACG	40.12	0.20	0.02

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
	RMB	RMB	RMB	RMB
GAAP net income (loss) attributable to ACG	1,015,446,392	(24,404,430)	878,762,832	(50,571,834)
Share-based compensation expenses	8,301,400	1,880,228	13,605,254	4,782,335
Foreign currency exchange gain (loss), net	(1,493,037)	35,926	(6,250,539)	21,174
Non-GAAP net income (loss) attributable to ACG	1,022,254,755	(22,488,276)	886,117,547	(45,768,325)

GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	21.85	(0.49)	18.80	(1.12)

Non-GAAP earnings (losses) per common share attributable to ACG
Basic and diluted	22.00	(0.46)	18.96	(1.02)